Exhibit 99.1

TROOPS, INC.

盟軍集團

(Formerly known as SGOCO Group, Ltd., the “Company”)

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: TROO)

NOTICE OF ANNUAL GENERAL MEETING to Be Held on December 4, 2024

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TROOPS, Inc. 盟軍集團 (the “Company”) will be held at Unit B, 11/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong on December 4, 2024 at 10:00 a.m., local time for the following purposes:

To consider and, if thought fit, pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Audit Alliance LLP as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU
b.	Yong Li HUANG
c.	Wood Shing Kei SZE
d.	Dominic Wang Tai LI
e.	Rui WU

3.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business New York time on October 22, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.troops.co, or by contacting Tony Zhong at Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, telephone: (+852) 2153 3957, email: tonyzhong@troops.co.

TROOPS, Inc.

盟軍集團

(Formerly known as SGOCO Group, Ltd.)

Date: October 22, 2024

Damian Thurnheer President and Chief Executive Officer

TROOPS, INC.

盟軍集團

 (Formerly known as SGOCO Group, Ltd., the “Company”)

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting to Be Held on December 4, 2024

(Or any adjournment or postponement thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of TROOPS, Inc. 盟軍集團 (Formerly known as SGOCO Group, Ltd.), a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.004 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Unit B, 11/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong on December 4, 2024 at 10:00 a.m. (local time), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business New York time on October 22, 2024 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. At the AGM, two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation,) by its duly authorized representative representing not less than one-third of the total issued voting shares of the Company throughout the AGM shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, or (ii) by attending and voting in person at the AGM.